UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-00-51360

UNITEDGLOBALCOM, INC. 401(k) SAVINGS AND STOCK OWNERSHIP PLAN

(Full title of the Plan)

LIBERTY GLOBAL, INC.

(Issuer of the securities held pursuant to the Plan)

4643 S. Ulster Street, Suite 1300

Denver, Colorado 80237

(Address of its principal executive office)

UNITEDGLOBALCOM, INC. 401(k) SAVINGS AND STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

The Administrative Committee

UnitedGlobalCom, Inc. 401(k) Savings and Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the UnitedGlobalCom, Inc. 401(k) Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of and for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado

June 27, 2005

UNITEDGLOBALCOM, INC. 401(k) SAVINGS AND STOCK OWNERSHIP PLAN

Statements of Net Assets Available

for Plan Benefits

	December 31,
	2004	2003
Cash and cash equivalents	$—	$93,280

Investments, at market value (Note 3):
Money market funds	6,746	—
Mutual funds	7,014,535	5,717,925
Employer stock	3,300,485	2,436,728
Participant loans	149,183	75,849
Common collective trusts	107,991	65,436

Total investments	10,578,940	8,295,938

Receivables:
Employer contributions, net of forfeitures	165,883	38,211

Total receivables	165,883	38,211

Total assets	10,744,823	8,427,429

Payable to terminated employees	—	(5,998)

Net assets available for plan benefits	$10,744,823	$8,421,431

See accompanying notes to the financial statements.

UNITEDGLOBALCOM, INC. 401(k) SAVINGS AND STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available

for Plan Benefits

Year Ended December 31, 2004
Additions to net assets attributed to:
Contributions:
Participant	$881,271
Employer, net of forfeitures applied (Note 1)	827,179
Rollovers	85,939

Total contributions	1,794,389

Transfer in from Company stock subscription rights (Note 4)	281,483

Investment income:
Interest and dividends	201,952
Net appreciation in fair value of investments (Notes 2 and 3)	1,010,858

Total investment income	1,212,810

Total additions	3,288,682

Deductions from net assets attributed to:
Distributions paid to participants	(963,115)
Administrative expenses	(2,175)

Total deductions	(965,290)

Net increase in assets available for Plan benefits	2,323,392
Net assets available for Plan benefits, beginning of year	8,421,431

Net assets available for Plan benefits, end of year	$10,744,823

See accompanying notes to the financial statements.

UNITEDGLOBALCOM, INC. 401(k) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

(1) Description of the Plan

The following description of the UnitedGlobalCom, Inc. 401(k) Savings and Stock Ownership Plan (the “Plan”) provides only general information. Participants and all others should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 1994 and is a defined contribution plan sponsored by UnitedGlobalCom, Inc. (“UGC” or “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan has been amended and restated at various dates, most recently November 1, 2004. Effective June 7, 2004, employees of Liberty Media International (“LMI”) and Liberty Media International Holdings, LLC (“LMINT”) were eligible to participate in the UGC Plan. Employees of UGC, LMI and LMINT and their 80% or more owned subsidiaries are eligible to participate. Collectively bargained employees, leased employees and Puerto Rico employees are not eligible for the Plan.

Contributions

Participants who are residents or citizens of the United States may make pre-tax contributions to the Plan of up to 60% of their eligible compensation, as defined in the Plan. Participants who are not residents or citizens of the United States may make after-tax contributions to the Plan. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer. Participants may change their contribution percentages on each January 1, April 1, July 1 or October 1. Prior to January 1, 2004, UGC matched no more than 50% of the employee’s contribution up to a maximum of 6% of eligible compensation. Starting January 1, 2004, UGC may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. UGC reserves the right to change the matching contribution at any time. All participant contributions and employer matching contributions are subject to limitations as determined annually by the Internal Revenue Service (“IRS”). Employee pre-tax contributions and combined employee/employer contributions per participant were limited to $13,000 and $41,000, respectively, in 2004. Through December 31, 2003, employer contributions invested in the UGC Stock Fund could not be transferred to other investment funds. Beginning January 1, 2004, participants who are fully vested in their employer contributions can transfer the employer contributions to any investment in the Plan. Employer contributions for participants who are not fully vested remain in the UGC Stock Fund only. As of November 1, 2004, employee contributions may be invested in any investment in the Plan, including the UGC and LMI Stock Funds. Prior to November 1, 2004, employee contributions could not be invested in the UGC or LMI Stock Funds. All employer matching contributions were made in UGC common stock.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Unless the loan is for the purchase of a participant’s primary residence, loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1%. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant’s account, and bear interest at rates ranging from 5.0% to 6.25% at December 31, 2004. Principal and interest are paid ratably through monthly payroll deductions.

UNITEDGLOBALCOM, INC. 401(k) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements (continued)

Forfeitures

Forfeitures of employer contributions (due to participants’ termination prior to full vesting) are used to offset UGC’s future matching contributions to the extent the forfeitures are shares of UGC stock and the rest is used to pay Plan expenses. Forfeitures of $14,947 were used to offset employer contributions during 2004. Unallocated forfeitures available as of December 31, 2004 and 2003 were zero.

Investment Options

As of December 31, 2004, the Plan has various investment options including a money market fund, mutual funds, a common collective trust fund and two employer stock funds. The mutual funds are comprised of an index mutual fund, three growth and income mutual funds, two growth mutual funds, three income mutual funds, a global growth mutual fund, an international growth mutual fund and ten asset allocation funds based on target retirement dates. The common collective trust fund is a stable value fund. Plan participants may change investment options on any day the New York Stock Exchange is open for trading.

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining normal retirement age of 65, death, total disability or termination of employment. A participant may also be eligible for withdrawal in the case of financial hardship as defined in the Plan. Distributions and other withdrawals are processed on a daily basis. Benefits may be paid in a lump-sum, or in installments, and employer stock may be received in-kind.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

	Vesting Percentages
Years of service	Employer contributions after January 1, 2004	Employer contributions prior to January 1, 2004
Less than 1	0%	0%
1	33%	25%
2	66%	50%
3	100%	75%
4 or more	100%	100%

UNITEDGLOBALCOM, INC. 401(k) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements (continued)

Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions, earnings and losses on investments and charged with participant withdrawals and distributions on a daily basis. The investment earnings or losses are allocated to each participant’s account in the proportion that the balance of each participant’s account bears to the total balance of all participants in each investment fund.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for plan benefits and the changes in those net assets.

Trust Fund Managed by Fidelity Management Trust Company (“Trustee”)

Effective November 1, 2004, the Plan transitioned its recordkeeper, Ceridian Retirement Plan Services, and its Trustee, First Trust Corporation, to Fidelity Management Trust Company (“Fidelity”) as Trustee and Recordkeeper.

Related Party Transactions

Under the terms of a trust agreement between UGC and the Trustee, the Trustee manages certain funds on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust funds. Certain of the Plan’s investments are mutual funds, a money market fund and a common collective trust fund managed by Fidelity. There are also two funds which are comprised of LMI and UGC stock. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Investments

Investments are reflected in the accompanying financial statements at fair value. Fair value represents the closing prices for those securities having readily available market quotations, and fair value as determined by the Trustee with respect to other securities. The UnitedGlobalCom Stock Fund consists mostly of UGC Class A common stock. The per share fair values for investments in UGC Class A common stock at December 31, 2004 and 2003 are $9.66 and $8.48, respectively. The foregoing prices are the closing market prices of UGC Class A common stock on those dates.

Net appreciation (depreciation) in fair value of investments as reflected in the accompanying statement of changes in net assets available for plan benefits is determined as the difference between market value at the beginning of the period (or date purchased during the year) and selling price or year-end market value.

Securities and investment transactions are accounted for on the trade date. Distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. The cost basis of such shares distributed is determined using the first-in, first-out cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

UNITEDGLOBALCOM, INC. 401(k) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements (continued)

Income Taxes

The IRS has determined and informed UGC by a letter dated April 15, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. On February 28, 2005, UGC submitted an application to the IRS for a determination that the Plan, as amended and restated as of November 1, 2004, continues to be qualified.

Voting Rights of Company Stock

Fidelity holds shares of UGC and LMI stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to shares of UGC stock which have been allocated to the participant’s account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Plan Expenses

Any employer contribution amounts forfeited may be used to offset employer match contributions or to pay Plan expenses except for any fees related to loans, which are paid by participants. Any additional administrative expenses of the Plan are paid by UGC on behalf of the Plan.

Payment of Benefits

Benefits are recorded when paid.

UNITEDGLOBALCOM, INC. 401(k) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements (continued)

(3) Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003 are as follows:

	December 31, 2004
	Shares	Fair Value
*UGC Stock Fund	341,224	$3,296,219
Fidelity Blue Chip Growth Fund	39,214	$1,635,600
Fidelity Equity-Income Fund	24,137	$1,273,934
The Oakmark Equity and Income Fund	46,789	$1,099,531
Fidelity Diversified International Fund	36,385	$1,042,052
Fidelity Investment Grade Bond Fund	93,386	$703,193

	December 31, 2003
	Shares	Fair Value
**UGC Stock Fund	287,350	$2,436,728
American Grouth Fund (1)	59,126	$1,450,958
The Investment Company of America Fund (1)	39,110	$1,127,938
American Balanced Fund (1)	54,782	$947,177
EuroPacific Growth Fund (1)	24,282	$733,559
The Bond Fund of America (1)	41,711	$563,519

*	Employer and employee directed investments

**	Employer directed investments

(1)	Effective November 1, 2004, the Plan transitioned its record keeper and Trustee to Fidelity. All Plan assets were transferred to Fidelity and invested in new investment options offered by Fidelity.

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) experienced a net appreciation in fair values as follows:

Mutual funds	$557,674
UGC and LMI Stock Funds	451,342
Common/collective trusts	1,842

$1,010,858

UNITEDGLOBALCOM, INC. 401(k) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements (continued)

Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2004	2003
Net assets:
UnitedGlobalCom common stock	$3,296,219	$2,436,728
Contribution receivable, net	165,883	38,211

	$3,462,102	$2,474,939

Year Ended December 31, 2004
Change in net assets:
Employee contributions	$6,303
Employer contributions	842,126
Forfeitures applied	(14,947)
Net appreciation	451,342
Exchanges out	(73,811)
Benefits Paid	(223,850)

$987,163

The amounts above include nonparticipant-directed and participant-directed, as these amounts could not be segregated.

UNITEDGLOBALCOM, INC. 401(k) SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements (continued)

(4) Rights Offering

In February 2004, UGC completed a rights offering pursuant to which existing shareholders, including the Plan and the Plan participants, received 0.28 transferable subscription rights to purchase shares of UGC Class A common stock for each share of common stock held by them at the close of business on January 31, 2004. The Administrative Committee for the Plan could elect to exercise the rights attributable to the common stock in the Plan accounts, or it could sell those rights through February 12, 2004, however, because the rights were not “qualifying employer securities” under ERISA, the distribution of the rights to the Plan was a prohibited transaction under ERISA. Therefore, the Administrative Committee authorized the Plan to sell the rights and attribute the proceeds to the respective Plan accounts. The rights were sold for $281,483 and are shown as a transfer in from Company Stock subscription rights in the accompanying financial statements.

(5) Plan Termination

Although UGC has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

(6) Concentrations, Risks and Uncertainties

The Plan invests in various money market and mutual funds, a common collective trust and in UGC and LMI common stock. Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits. Investment in the UGC common stock represents approximately 31% and 29% of the net assets available for plan benefits as of December 31, 2004 and 2003, respectively. Changes in the share value of UGC can have a significant impact on the Plan’s net assets available for Plan benefits.

(7) Subsequent Events

On June 14, 2005, UGC stockholders approved a proposed business combination between UGC and LMI. This proposed business combination was approved by LMI stockholders on June 15, 2005. Pursuant to the merger agreement, UGC and LMI each merged with separate subsidiaries of a new parent company named Liberty Global, Inc. (“Liberty Global”) and, as a result of such mergers, LMI became a direct wholly owned subsidiary of Liberty Global and UGC became an indirect wholly owned subsidiary of Liberty Global. In the LMI merger, each outstanding share of LMI Series A common stock and Series B common stock were exchanged for one share of the corresponding series of Liberty Global common stock. In the UGC merger, UGC stockholders could elect to receive for each share of common stock owned either 0.2155 of a share of Liberty Global Series A common stock (plus cash for any fractional share interest) or $9.58 in cash. The number of shares as to which valid cash elections were made exceeded the UGC Share Threshold Number, as defined in the merger agreement. As a result, the cash elections were prorated as required by the merger agreement and UGC stockholders received cash consideration for approximately 73% of the total number of shares with respect to which they made their cash elections.

UNITEDGLOBALCOM, INC. 401(k) SAVINGS AND STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2004

Schedule 1

EIN 84-1602895

	Identity of issue, borrower, lessor or similar party	Description of investment	Current value		Shares
*	UnitedGlobalCom, Inc.	Company common stock	$3,296,219	(a)	341,224
*	Liberty Media International, Inc.	Company common stock	4,266		92
*	Fidelity Managed Income Portfolio	Common collective trust	107,991		107,991
*	Spartan U.S. Equity Index Fund	Mutual fund	275,824		6,435
*	PIMCO High Yield Fund - Administrative Class	Mutual fund	11,030		1,106
*	PIMCO NFJ Small Cap Value Fund - Administrative Class	Mutual fund	377,551		13,078
*	Baron Growth Fund	Mutual fund	150,377		3,351
*	The Oakmark Equity and Income Fund	Mutual fund	1,099,531		46,789
*	Fidelity Equity - Income Fund	Mutual fund	1,273,934		24,137
*	Fidelity Inflation - Protected Bond Fund	Mutual fund	1,871		164
*	Fidelity Investment Grade Bond Fund	Mutual fund	703,193		93,386
*	Fidelity Retirement Money Market Portfolio	Money market fund	6,746		6,746
*	Spartan Extended Market Index Fund	Mutual fund	341,475		10,678
*	Fidelity Blue Chip Growth Fund	Mutual fund	1,635,600		39,214
*	Fidelity Diversified International Fund	Mutual fund	1,042,052		36,385
*	Fidelity Freedom Income Fund	Mutual fund	277		25
*	Fidelity Freedom 2000 Fund	Mutual fund	23,675		1,960
*	Fidelity Freedom 2010 Fund	Mutual fund	3,861		284
*	Fidelity Freedom 2015 Fund	Mutual fund	69		6
*	Fidelity Freedom 2020 Fund	Mutual fund	37,491		2,686
*	Fidelity Freedom 2030 Fund	Mutual fund	32,253		2,291
*	Fidelity Freedom 2035 Fund	Mutual fund	2,653		232
*	Fidelity Freedom 2040 Fund	Mutual fund	1,818		220
*	Participant loans	Interest rates ranging from 5.0% to 6.25%, with various maturity dates	149,183		—

	Total		$10,578,940

(a)	Historical aggregate cost of the Company’s common stock is $2,034,608.

*	All investments are held by Fidelity Management Trust Company, Inc., which is a party-in-interest. UnitedGlobalCom, Inc. is the Plan sponsor, which is a party-in-interest.

See accompanying report of independent registered public accounting firm.

UNITEDGLOBALCOM, INC. 401(k) SAVINGS AND STOCK OWNERSHIP PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

for the Year Ended December 31, 2004

Schedule 2

EIN 84-1602895

Identity of party involved	Description of asset	Purchases		Sales
		Number of transactions	Total contribution costs	Number of transactions	Selling price	Cost of assets	Net gain or loss
UnitedGlobalCom, Inc. *	Company common stock	9	$705,809	19	$297,661	$341,274	$(43,613)

*	Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Shown below are the exhibits, which are filed or furnished as a part of this Report—

23 – Consent of Independent Registered Public Accounting Firm

UNITEDGLOBALCOM, INC. 401(k) SAVINGS AND STOCK OWNERSHIP PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITEDGLOBALCOM, INC. 401(k) SAVINGS AND STOCK OWNERSHIP PLAN

By:	/s/ MICHELLE L. KEIST
Michelle L. Keist Member of Administrative Committee

June 27, 2005